E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition
As of December 31, 2018, and
Report of Independent Registered Public Accounting Firm

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Times Square, 32nd Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Simonich, Chief Financial Officer — (703) 236-8339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

7900 Tysons One Place, Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Michael Curcio and Brent Simonich, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the Company), as of and for the year ended December 31, 2018, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Michael Curcio
Chief Executive Officer and President
E*TRADE Securities LLC

2/22/19
Date



Notary Public

```
JENNIFER E JENKINS
NOTARY PUBLIC
REGISTRATION # 336685
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
OCTOBER 31, 2021
```

Brent Simonich
Chief Financial Officer
E*TRADE Securities LLC

2/22/19
Date



Notary Public

```
JENNIFER E JENKINS
NOTARY PUBLIC
REGISTRATION # 336685
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
OCTOBER 31, 2021
```



Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of E*TRADE Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2019

We have served as the Company's auditor since 1994.

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
(In thousands)

	December 31, 2018
ASSETS	
Cash and equivalents	$ 542,539
Cash and investments segregated under federal or other regulations	
(including securities purchased from affiliate under agreement to resell of $400,000)	1,382,259
Securities purchased from affiliate under agreement to resell	500,000
Receivables from customers (net of allowance for doubtful accounts of $10,214)	9,619,335
Receivables from brokers, dealers, clearing organizations and institutions	595,209
Goodwill	2,185,875
Other intangibles, net	356,377
Other assets (including receivables from affiliates of $10,536)	134,677
Total assets	$ 15,316,271
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Payables to customers	$ 10,174,708
Payables to brokers, dealers and clearing organizations	947,592
Other liabilities (including payables to Parent and affiliates of $40,970)	175,640
Total liabilities	11,297,940
MEMBER'S EQUITY:	4,018,331
Total liabilities and member's equity	$ 15,316,271

See accompanying notes to the statement of financial condition

E*TRADE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

E*TRADE Securities LLC (the Company) is a wholly-owned subsidiary of ETCM Holdings, LLC (ETCM Holdings), which is a direct wholly-owned subsidiary of E*TRADE Financial Corporation (the Parent). E*TRADE Bank and its subsidiary E*TRADE Savings Bank are affiliated federal savings banks under common control of the Parent and considered related parties of the Company. E*TRADE Capital Management, LLC (E*TRADE Capital Management), a registered investment adviser, and E*TRADE Futures LLC (E*TRADE Futures), an affiliated futures commission merchant, are under common control of ETCM Holdings and considered related parties of the Company.

The Company, a single member limited liability company (LLC), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Brokerage Accounts Acquisition

On November 6, 2018, the Company announced the completion of its acquisition of approximately one million retail brokerage accounts from Capital One Financial Corporation (Capital One) for $108.9 million in cash. The acquisition introduced a significant number of retail customers to the Company's scalable platform and resulted in the assumption of $1.6 billion of customer payables and $126.6 million of customer margin balances. The Company recorded a customer relationships intangible asset of $113.7 million at acquisition, which includes the purchase price plus transaction costs. The fair value of the customer relationships intangible asset was determined using the multi-period excess earnings method, a discounted cash flow method, and the related asset is subject to amortization over an estimated useful life of 11 years.

Nature of Operations

The Company is a provider of brokerage services primarily to retail customers. It offers a comprehensive suite of financial products and services to individual investors, which includes automated order facilitation of US equities, options, exchange-traded funds, mutual funds and bond orders. The Company offers a margin lending program to qualifying customers, enabling them to borrow against their securities, and a fully paid lending program, which allows customers to be compensated for lending certain securities in their account. The Company also offers products and services such as sweep deposits, cash management, extended hours trading, quotes, research and advanced planning tools. The Company's customers additionally have access to managed investment portfolios and futures trading capabilities through affiliate relationships. These products and services are delivered through web, desktop and mobile digital channels.

The Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 (Rule 15c3-3) and clears the majority of its mutual fund transactions through an omnibus account arrangement with a third party broker-dealer.

Use of Estimates

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Certain significant accounting policies are critical because

they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes changes could reasonably occur include the impairment of goodwill and acquired intangible assets.

Financial Statement Descriptions and Related Accounting Policies

Cash and Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not segregated under federal or other regulations to be cash and equivalents. At December 31, 2018, cash and equivalents included $21.6 million on deposit with E*TRADE Bank.

Cash and Investments Segregated Under Federal or Other Regulations

Cash and investments segregated under federal or other regulations consists of cash held in special reserve bank accounts for the exclusive benefit of customers pursuant to Rule 15c3-3 and securities purchased under agreement to resell from E*TRADE Bank. At December 31, 2018, the Company had $982.3 million of interest-earning cash deposits maintained in special reserve bank accounts pursuant to Rule 15c3-3 and $400.0 million of securities purchased under agreement to resell from E*TRADE Bank, that were collateralized by agency securities maintained in a special reserve account pursuant to Rule 15c3-3. At December 31, 2018, the market value of the collateral was $409.6 million. For additional information, see *Note 6 - Related Party Transactions*.

Securities Purchased from Affiliate under Agreement to Resell

Securities purchased from affiliate under agreement to resell represent short-term reverse repurchase agreements executed between the Company and E*TRADE Bank. These transactions are accounted for as collateralized financing transactions, collateralized by agency securities, and are recorded at their contractual amount plus accrued interest. The Company obtains collateral with market value equal to or in excess of the principal amount loaned under the agreement. At December 31, 2018, the market value of the collateral was $514.4 million. For additional information, see *Note 6 - Related Party Transactions*.

Receivables from and Payables to Customers

Receivables from customers primarily represent credit extended to customers to finance their purchases of securities on margin. Receivables from customers also includes deposits paid for fully paid lending. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Payables to customers primarily represents deposits of customer cash and also includes credits in customer accounts related to sales of securities and other funds pending completion of securities transactions. Customers' securities transactions are recorded on a settlement date basis.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Institutions

Receivables from brokers, dealers, clearing organizations and institutions includes deposits paid for securities borrowed, clearing margin deposits, net receivables arising from unsettled trades, and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (securities failed to deliver). Payables to brokers, dealers and clearing organizations include deposits received for securities loaned, net payables arising from unsettled trades, amounts payable for securities not received by the Company from a seller by the settlement date (securities failed to receive) and other trading related payables.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received plus accrued interest. Deposits paid for securities borrowed transactions

require the Company to deposit cash collateral with the lender whereas deposits received for securities loaned result in the Company receiving cash collateral. Cash collateral requirements generally exceed the market value of the securities. The Company monitors the market value of the securities borrowed and loaned daily, with additional collateral obtained or refunded, as necessary.

This line item also includes receivables from institutions, including from a related party, participating in the Company's cash sweep programs whereby the Company has satisfied customer disbursements and is awaiting next day settlement of such customer redemptions. For additional information, see *Note 3 - Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Institutions* and *Note 6 - Related Party Transactions.*

Internally Developed Software, Net

The costs of internally developed software that qualify for capitalization are included in the other assets line item in the statement of financial condition. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives is complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred. Completed projects are carried at cost and amortized on a straight-line basis over their estimated useful lives of four years.

Goodwill

Goodwill is acquired through business combinations and represents the excess of the purchase price over the fair value of net tangible assets and identifiable intangible assets. The Company evaluates goodwill for impairment on an annual basis as of November 30 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company has the option of performing a qualitative assessment of goodwill to determine whether it is more likely than not that the fair value of its equity is less than the carrying value. If it is more likely than not that the fair value exceeds the carrying value, then no further testing is necessary; otherwise, the Company must perform a quantitative assessment of goodwill. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative assessment.

Other Intangibles, Net

Other intangibles, net represents the acquisition date fair value of intangible assets, net of accumulated amortization, acquired through business combinations and asset acquisitions. The Company currently does not have any intangible assets with indefinite lives other than goodwill. The Company evaluates intangible assets with finite lives for impairment on an annual basis or when events or changes indicate the carrying value may not be recoverable. The Company also evaluates the remaining useful lives of intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Customer relationship intangibles are amortized on an accelerated basis, while technology and trade name intangibles are amortized on a straight-line basis.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or by other accounting guidance. For additional information, see *Note 2 - Fair Value Disclosures*.

Share-Based Payments

The Company participates in the Parent's share-based employee compensation plans that include restricted stock units for certain of the Company's officers and employees and performance share units for certain of its officers. The Parent and the Company record share-based compensation expense in accordance with the share-based compensation accounting guidance. The Company recognizes compensation expense at the grant date fair value of a share-based payment award over the requisite service period less estimated forfeitures. Estimated forfeitures are based on the Parent's historical experience and revised as needed based on actual forfeitures. Compensation expense for performance share units is also adjusted based on the Parent's estimated outcome of meeting the performance conditions. Share-based compensation amounts are recognized in members' equity net of shares withheld for taxes that are reimbursed to the Parent.

Income Taxes

The Company is treated as a disregarded entity and is not directly subject to federal or state income taxes. All federal and state taxes based on the Company's taxable income are accrued and paid by the Parent.

Adoption of New Accounting Standards

Clarifying the Definition of a Business

In January 2017, the FASB amended the guidance to clarify the definition of a business in order to assist companies in the evaluation of whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The guidance, which became effective on January 1, 2018, did not impact the Company's accounting conclusions for the acquisition of retail brokerage accounts from Capital One.

New Accounting Standards Not Yet Adopted

Accounting for Credit Losses

In June 2016, the FASB amended the accounting guidance on accounting for credit losses. The amended guidance requires measurement of all expected credit losses for financial instruments and other commitments to extend credit held at the reporting date. The new guidance will be effective for interim and annual periods beginning January 1, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the new accounting guidance on the Company's financial condition. The impact of the new guidance will depend on the current and expected macroeconomic conditions and the nature and characteristics of financial assets held by the Company on the date of adoption.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB amended the guidance to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test. The amended guidance requires the Company to perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized at the amount by which the carrying amount exceeds the fair value of the reporting unit; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company will still have the option to perform a qualitative assessment to conclude whether it is more likely than not that the carrying amount of the Company exceeds its fair value. The guidance will be effective for interim and annual periods beginning January 1, 2020 and must be applied prospectively. Early adoption is permitted.

Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract

In August 2018, the FASB amended the guidance on accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The amended guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new guidance will be effective for interim and annual periods beginning on January 1, 2020, and should be applied either retrospectively or prospectively. The Company is currently evaluating the impact of the new accounting guidance on the Company's financial condition.

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The new standard also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the statement of financial condition. The new guidance became effective for interim and annual periods beginning on January 1, 2019. The adoption of the amended accounting guidance did not have an impact on the Company's statement of financial condition.

NOTE 2—FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company

- Level 2—quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

- Level 3—unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Fair Value of Financial Instruments Not Carried at Fair Value

The fair value of cash and equivalents, cash and investments segregated under federal or other regulations (excluding securities purchased from affiliate under agreement to resell that is classified as Level 2), and cash deposits with clearing organizations (included in receivables from brokers, dealers, clearing organizations and institutions), was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of securities purchased from affiliate under agreement to resell, receivables from and payables to brokers, dealers, clearing organizations and institutions (excluding cash deposits with clearing organizations that are classified as Level 1), receivables from and payables to customers, Parent and affiliated companies were estimated to approximate carrying value and classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 3—RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, CLEARING ORGANIZATIONS AND INSTITUTIONS

Receivables from and payables to brokers, dealers, clearing organizations and institutions consist of the following at December 31, 2018 (dollars in thousands):

Receivables:		December 31, 2018
Deposits paid for securities borrowed	$	140,624
Receivables from clearing organizations		317,401
Receivables from institutions[1]		128,384
Securities failed to deliver		7,140
Other		1,660
Total	$	595,209
Payables:		
Deposits received for securities loaned	$	887,189
Payables to clearing organizations		10,848
Securities failed to receive		5,704
Other		43,851
Total	$	947,592

(1) At December 31, 2018, receivables from institutions included $105.6 million from E*TRADE Bank.

Offsetting Assets and Liabilities

For financial statement purposes, the Company does not offset its securities borrowing transactions, securities lending transactions or reverse repurchase agreements. The Company's securities borrowing and securities lending transactions and reverse repurchase agreements are generally transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. The following table presents information about these transactions to enable the users of the Company's financial statements to evaluate the potential effect of rights of set-off between these recognized assets and recognized liabilities at December 31, 2018 (dollars in thousands):

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Received or Pledged (Including Cash)	
December 31, 2018						
Assets:						
Securities purchased from affiliate under agreement to resell[1]	$ 900,000	$ —	$ 900,000	$ —	$ (900,000)	$ —
Deposits paid for securities borrowed[2]	176,319	—	176,319	(104,049)	(60,793)	11,477
Total	$ 1,076,319	$ —	$ 1,076,319	$ (104,049)	$ (960,793)	$ 11,477
Liabilities:						
Deposits received for securities loaned[3]	$ 887,189	$ —	$ 887,189	$ (104,049)	$ (699,624)	83,516
Total	$ 887,189	$ —	$ 887,189	$ (104,049)	$ (699,624)	$ 83,516

(1) Over-collateralized at December 31, 2018, as the market value of the securities received by the Company was $924.0 million.

(2) Included in the gross amounts of deposits paid for securities borrowed is $65.5 million at December 31, 2018 transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the counterparties under the Company's master securities loan agreements. Deposits paid for securities borrowed under the fully paid lending program are reflected in the receivables from customers line item in the statement of financial condition.

(3) Included in the gross amounts of deposits received for securities loaned is $543.3 million at December 31, 2018 transacted through a program with a clearing organization, which guarantees the return of securities to the Company. For presentation purposes, these amounts presented are based on the counterparties under the Company's master securities loan agreements.

Securities Purchased from Affiliate under Agreement to Resell

Securities purchased from affiliate under agreement to resell are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company takes possession of securities with a market value in excess of the principal amount loaned in order to collateralize these secured borrowings. At December 31, 2018 the market value of the agency securities received as collateral was $924.0 million. For additional information, see *Note 6 - Related Party Transactions*.

Securities Lending Transactions

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowing transactions require the Company to deposit cash with the lender whereas securities loaned result in the Company receiving collateral in the form of cash, with both requiring cash in an amount generally in excess of the market value of the equity securities. Securities lending transactions have overnight or continuous remaining contractual maturities.

Securities lending transactions expose the Company to counterparty credit risk and market risk. To manage the counterparty risk, the Company maintains internal standards for approving counterparties, reviews and analyzes the credit rating of each counterparty, and monitors its positions with each counterparty on an ongoing basis. In addition, for certain of the Company's securities lending transactions, the Company uses a program with a clearing organization that guarantees the return of securities. The Company monitors the market value of the securities borrowed and loaned using collateral arrangements that require additional collateral to be obtained from or excess collateral to be returned to the counterparties based on changes in market value, to maintain specified collateral levels.

The Company offers a fully paid lending program, through which customers can receive payment for lending qualifying securities holdings.

NOTE 4—GOODWILL AND OTHER INTANGIBLES, NET

Goodwill

At December 31, 2018, the Company held goodwill at a carrying value of $2.2 billion. There was no addition to the carrying value of the Company's goodwill during the year ended December 31, 2018.

For the year ended December 31, 2018, the Company elected to perform a quantitative goodwill impairment assessment to determine whether the fair value of the Company was less than the carrying value. As a result of this assessment, the Company concluded that its goodwill was not impaired at December 31, 2018.

Other Intangibles, Net

At December 31, 2018, the Company had other intangible assets of $356.4 million. There was a $113.7 million addition to other intangible assets during the year ended December 31, 2018, in connection with the acquisition of

approximately one million retail brokerage accounts from Capital One. The acquired customer relationships will be amortized over 11 years.

The following table outlines the Company's other intangible assets with finite lives (dollars in thousands):

	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
			December 31, 2018		
Customer relationships	17	10	666,956	(342,932)	324,024
Technology	7	5	48,100	(15,747)	32,353
Trade name	2	—	2,700	(2,700)	—
Total			$ 717,756	$ (361,379)	$ 356,377

NOTE 5—SHORT-TERM BORROWINGS

The Company primarily relies on customer payables and securities lending to provide liquidity and to fund margin lending. External and internal lines of credit are also available as a source of liquidity.

External Lines of Credit

As of December 31, 2018, the Company maintained $1.3 billion of aggregate external liquidity lines of credit, of which $775 million is committed:

• A 364-day, $600 million senior unsecured committed revolving credit facility with a syndicate of banks, with a maturity date in June 2019 which replaced a $450 million 364-day, senior unsecured committed revolving credit facility that expired in June 2018.

• Secured committed lines of credit with two unaffiliated banks, aggregating to $175 million, with maturity dates in June 2019.

• Unsecured uncommitted lines of credit with three unaffiliated banks aggregating to $125 million of which $50 million has a maturity date of June 2019 and the remaining lines have no maturity date.

• Secured uncommitted lines of credit with several unaffiliated banks aggregating to $375 million that have no maturity dates. If drawn upon, the secured lines of credit with unaffiliated banks are collateralized by customer securities used as collateral on margin loans.

The revolving credit facility contains maintenance covenants related to the Company's minimum consolidated tangible net worth and regulatory net capital ratio, with which the Company was in compliance at December 31, 2018. There were no outstanding balances at December 31, 2018.

Lines of Credit with Affiliates

As of December 31, 2018, the Company maintained $750 million of aggregate liquidity lines of credit with affiliated entities:

• Secured uncommitted line of credit of $250 million with E*TRADE Bank for working capital purposes that has no maturity date. If drawn upon, this line of credit is collateralized by customer securities used as collateral on margin loans.

• Unsecured uncommitted line of credit of $500 million with the Parent. Advances under the line may be used for the Company's working capital and back-up liquidity requirements in connection with the funding and settlement of customer transactions. This line of credit has no maturity date.

There were no outstanding balances on lines of credit with affiliates at December 31, 2018.

NOTE 6—RELATED PARTY TRANSACTIONS

The Company and the Parent are party to a written Master Services Agreement (MSA) under which the Parent provides the Company with technology infrastructure and development, facilities, back-office functions and general and administrative support. The Company was allocated $44.7 million for technology capitalization recorded in other assets on the statement of financial condition.

The Company offers cash sweep products, collectively the Sweep Deposit Accounts (SDA), which transfer certain customer uninvested cash balances to E*TRADE Bank, E*TRADE Savings Bank, and other unaffiliated third party financial institutions. E*TRADE Bank, E*TRADE Savings Bank and certain third party institutions carry these balances as customer deposits in Federal Deposit Insurance Corporation-insured money market accounts up to applicable insurance limits and pay interest on these balances. E*TRADE Bank and E*TRADE Savings Bank pay the Company a fee based on the average SDA balances at a negotiated rate.

The Company has a Master Repurchase Agreement with E*TRADE Bank which allows the parties to execute repurchase agreements. Accordingly, E*TRADE Bank agrees to transfer to the Company agency securities in exchange for cash. At December 31, 2018, the Company had a total of $900.0 billion of reverse repurchase agreements, of which $400.0 million was recorded in cash and investments segregated under federal or other regulations and $500.0 million was recorded in securities purchased from affiliate under agreement to resell in the statement of financial condition. The fair value of the securities that serve as collateral underlying the agreements was $924.0 million at December 31, 2018.

The Company provides customer support services for deposit and banking products under agreement with E*TRADE Bank. The Company has an intercompany service agreement with E*TRADE Savings Bank, under which the Company provides distribution and other services for third party mutual funds which may be distributed to and held by customers of E*TRADE Savings Bank.

The Company provides automated order facilitation, custody, account administration and other related services under an agreement with E*TRADE Capital Management. E*TRADE Capital Management provides investment research for certain of the Company's offerings.

Customer support services, account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company. The Company has an intercompany service agreement with E*TRADE Futures, under which the Company provides E*TRADE Futures personnel and technology support.

The Company pays transfer agent fees on behalf of customers of E*TRADE Financial Corporate Services Inc., an affiliated company (Corporate Services) which are reimbursed by each customer per the terms of individual agreements. The Company paid dividends of $610.0 million to the Parent during the year ended December 31, 2018. For additional information see *Note 11 - Subsequent Events.*

For additional related party arrangements, see *Note 5 - Short-term Borrowings*.

NOTE 7—INTERNALLY DEVELOPED SOFTWARE, NET

Under the terms of the MSA, the Parent provides software development services to the Company. For the year ended December 31, 2018, the Company paid the Parent $45.2 million for internally developed software specifically attributable to the Company. At December 31, 2018, the Company had $100.2 million of internally developed software, net included in other assets in the statement of financial condition. Included in the balance was $25.3 million of costs associated with internally developed software in the process of development for which amortization had not begun.

NOTE 8—NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the Rule) under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

At December 31, 2018, the Company had net capital of $1.3 billion (12.38% of aggregate debit balances) which was $1.1 billion in excess of its required net capital of $209.0 million, the amount required by the SEC's net capital rule.

NOTE 9—COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC or FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Litigation Matters

On May 16, 2011, Droplets Inc., the holder of two patents pertaining to user interface servers, filed a complaint in the US District Court for the Eastern District of Texas against the Company, the Parent, E*TRADE Bank and multiple other unaffiliated financial services firms. The plaintiff contends that the defendants engaged in patent infringement under federal law and seeks unspecified damages and an injunction against future infringements, plus royalties, costs, interest and attorneys' fees. On March 28, 2012, a change of venue was granted and the case was transferred to the United States District Court for the Southern District of New York. The Company's motion for summary judgment on the grounds of non-infringement was granted by the US District Court in a Decision and Order dated March 9, 2015. All remaining claims are stayed pending resolution of issues on Droplet's remaining patents under review by the Patent Trial and Appeal Board (PTAB). After a hearing, the PTAB deemed Droplets' putative '115 patent to be "unpatentable" on June 23, 2016. In a separate proceeding, the PTAB has also separately deemed Droplets' putative '838 patent to be "unpatentable." Droplets appealed to the Circuit Court of Appeals for the District of Columbia. The decision of the PTAB was affirmed on April 19, 2018. The parties entered a Stipulation by which all claims were withdrawn at no cost to the Company. The Stipulation was approved by the Court, and the matter is now closed.

On March 26, 2015, a putative class action was filed in the US District Court for the Northern District of California by Ty Rayner, on behalf of himself and all others similarly situated, naming the Company and the Parent as defendants. The complaint alleges that the Company breached a fiduciary duty and unjustly enriched itself in connection with the routing of its customers' orders to various market-makers and exchanges. The plaintiff seeks unspecified damages, declaratory relief, restitution, disgorgement of payments received by the Company, and attorneys' fees. On April 2, 2017, the District Court dismissed the complaint in *Rayner.* The plaintiffs in *Rayner* appealed and the oral argument was heard by the Second Court of Appeals on December 7, 2017. On July 31, 2018, the Second Court of Appeals upheld the dismissal of the complaint. The class plaintiff did not appeal and the matter is now closed.

On July 23, 2016, a putative class action was filed in the US District Court for the Southern District of New York by Craig L. Schwab, on behalf of himself and others similarly situated, naming the Company, the Parent, and former Company executives as defendants. The complaint alleges that the Company violated federal securities laws in connection with the routing of its customers' orders to various market-makers and exchanges. The plaintiff seeks unspecified damages, declaratory relief, restitution, disgorgement of payments received by the Company, and attorneys' fees. By stipulation both matters are now venued in the Southern District of New York. On July 10, 2017 the Court dismissed the Schwab claims without prejudice. The plaintiff in Schwab filed a third amended complaint on August 9, 2017, which E*TRADE moved to dismiss. On January 22, 2018, the Court dismissed all claims with prejudice. Plaintiffs have appealed to the Second Court of Appeals on October 23, 2018. On October 26, 2018, the Second Court of Appeals upheld the dismissal of the complaint. The class plaintiff did not appeal and the matter is now closed.

On December 26, 2018, a draft FINRA Dispute Resolution Statement of Claim was received on behalf of an E*TRADE customer and the customer's limited liability company. The draft Statement of Claim alleges that the

Company, E*TRADE Capital Management and John Does I-XII violated Section 10(b) of the Securities Exchange Act, committed common law fraud, breached fiduciary duties, breached contractual duties, failed to supervise, and were negligent in the maintenance of the LLC's accounts. The claim relates to margin liquidations from the LLC's accounts in February 2018. No arbitration has yet been filed, but the Company intends to defend itself vigorously in this matter.

In addition to the matters described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to estimate a range of reasonably possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in the aggregate, should not be reasonably likely to have a material adverse effect on the Company's financial condition or results of operations.

An unfavorable outcome in any matter could have a material adverse effect on the Company's business or financial condition. In addition, even if the ultimate outcomes are resolved in the Company's favor, the defense of such litigation could entail considerable cost or the diversion of the efforts of management, either of which could have a material adverse effect on the Company's business or financial condition.

Estimated Liabilities

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as incentive compensation and market data usage within communications expense. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Guarantees

The Company clears its mutual fund transactions on an omnibus basis through a third-party clearing broker-dealer. The Company has agreed to indemnify its third-party clearing broker-dealer for losses to the extent sustained in connection with providing the omnibus clearing services and caused by certain acts or omissions of the Company, including any breach or default under the various relevant agreements. No such indemnification payments were made during the year ended December 31, 2018. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried in the statement of financial condition for these transactions.

NOTE 10—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To

control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral (in the form of cash or marginable securities), or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing transactions. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values daily, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2018, the Company had received collateral, primarily in connection with customer margin loans, securities borrowing transactions and including the fully paid lending program, with a market value of $12.9 billion where the Company is permitted to sell or re-pledge the securities. Of this amount, $2.3 billion had been sold or re-pledged at December 31, 2018, in connection with securities loaned and deposits with clearing organizations.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit sufficient cash and/or securities into their account prior to placing an order.

NOTE 11—SUBSEQUENT EVENTS

Dividend Payment to Parent

On February 5, 2019, the Company paid a $250 million cash dividend to the Parent.

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